

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

Peter T.F.M. Wennink
President and Chief Executive Officer
ASML Holding N.V.
De Run 6501
5504 Dr Veldhoven
The Netherlands

> **Re:** **ASML Holding N.V.**
> **Form 20-F**
> **Filed February 11, 2015**
> **File No. 001-33463**

Dear Mr. Wennink:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

General

1. You disclose that Samsung Electronics Corporation is a customer and owns 3% of your shares through the Customer Co-Investment Program. Samsung's website provides information about products and sales by Samsung Electronics in Syria and Sudan, countries designated by the U.S. Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. We are aware of an April 2014 news article reporting that you are the largest supplier of equipment to computer chip makers such as Samsung and Intel. Please tell us whether Samsung Electronics uses your components or technologies in the products it sells in Syria and Sudan. In this regard, please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, if any, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3.   Please tell us whether any contacts with Syria and Sudan you describe involve technology or components that are dual use, or otherwise have military applications.

Item 4. Information on the Company, page 14

4.   We note that on slide 11 of your ASML 2014 Fourth Quarter and 2014 Annual Results available on your website that you present a breakdown of your total net sales by end-use markets, such as Memory, IDM, Foundry and Service & Options. In your future filings, please consider including similar disclosure regarding a breakdown of total revenues by category of activity. Please refer to Item 4.B.2 of Form 20-F. We note in this regard that a significant end-use market for your products is Memory; please include appropriate risk factor disclosure as appropriate, including the volatility that your end-use markets may experience.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones, Staff Attorney at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc: James A. McDonald, Esq.
        Skadden, Arps, Slate, Meagher & Flom (UK) LLP